ARTES MEDICAL, INC.
5870 Pacific Center Boulevard
San Diego, California 92121
September 12, 2008
VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-3628
Attn: Daniel F. Duchovny, Esq.
Division of Corporation Finance

Re:	Artes Medical, Inc. Soliciting Materials filed pursuant to Rule 14a-12 Preliminary Proxy Statement File No. 001-33205 Filed August 29, 2008
Dear Mr. Duchovny:
     Pursuant to Rule 83 under the Freedom of Information Act, we hereby request confidential treatment for the indicated portions of our supplemental response letter to the comments by the Staff of the Securities and Exchange Commission (the “Commission”) to the Preliminary Proxy Statement on Form 14A (the “Proxy Statement”) and Solicitation Material (the “Solicitation Letter”) filed by Artes Medical, Inc. (the “Company”) on August 29, 2008. As disclosed in our Proxy Statement, we are currently in litigation with the Lemperles and disclosure of this information would unduly harm the Company’s interest in this matter. An unredacted copy of the supplemental letter has been sent to the Commission clearly marking each response with the words “Confidential Treatment Request” and an identifying code.
     In this letter, we have recited the Staff’s comments in bold and have followed each comment with the Company’s redacted response for which we are requesting confidential treatment.
2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide the support described for the following disclosure:
• that Dr. Shack’s solicitation has been organized by Stefan and Gottfried Lemperle and that it was done to establish their control over the company without paying an adequate and fair price or a control premium; and
• your claims relating to your business and products under the heading “Business Discussion.”
In response to the Staff’s comment, the Company is supplementally providing the Staff with additional support for its opinion that [***].
In addition, the Company has revised the Solicitation Letter to provide additional support for its claims relating to its business and products under the heading “Business Discussion.”
4. Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure that “[You] do not believe the assertions or the requested actions contained in the Shack preliminary proxy statement are serious, justified or necessary.”
In response to the Staff’s comment, the Company is supplementally providing the Staff with the factual foundations supporting its assertions. In addition to these revisions, the Company does not believe that [****].
14. Please expand your disclosure to specifically explain how Dr. Shack’s proposals are not compliant with either your bylaws or Delaware corporate law.
In response to the Staff’s comment, the Company is supplementally providing the Staff with information to specifically explain [*****].
     If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 875-5608.
Very truly yours,
/s/ Karla R. Kelly
Karla R. Kelly
Chief Legal Officer, General Counsel and Corporate Secretary
Enclosures
cc: DLA Piper US LLP
      Jeffrey C. Thacker (via email: jeff.thacker@dlapiper.com)
      Theodore Altman (via email: ted.altman@dlapiper.com)